Exhibit 12.1
American Commercial Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in Thousands, Except Ratio Amounts)
(Unaudited)

	Six Months
	Ended	Fiscal Year Ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004
Earnings (loss) from continuing operations before income taxes	(14,265)	74,866	66,222	136,420	14,148	(6,651)
Less minority ownership (earnings) expense	—	—	—	—	—	—
Less (earnings) loss from equity investments	(64)	(644)	(79)	(569)	(555)	(2,221)
Plus dividends received from equity investments	350	420	1,155	1,114	870	810

Total fixed charges	24,020	37,095	52,606	27,144	49,741	46,598

	10,041	111,737	119,904	164,109	64,204	38,536

Fixed charges:

Long term rent	11,001	23,556	24,270	22,058	19,257	22,726

Factored at one-third	3,667	7,852	8,090	7,353	6,419	7,575

Interest expense — gross	20,353	29,243	44,516	19,791	43,322	39,023

Total fixed charges	24,020	37,095	52,606	27,144	49,741	46,598

Ratio of earnings to fixed charges	0.4	3.0	2.3	6.0	1.3	0.8

Deficiency in fixed charge coverage ratio	(13,979)	—	—	—	—	(8,062)